Mail Stop 3561

April 24, 2009

Melissa K. Rice
Chief Executive Officer
Dynamic Response Group, Inc.
4770 Biscayne Boulevard
Suite 780
Miami, FL 33137

> **Re: Dynamic Response Group, Inc.**
> **Amendment No. 3 to Preliminary Information**
> **Statement on Schedule 14C**
> **Filed April 20, 2009**
> **Amendment No. 2 to Form 10-K for the**
> **Year Ended December 31, 2007**
> **Filed April 20, 2009**
> **File No. 000-28201**

Dear Ms. Rice:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director